Filed Pursuant to Rule 433

Dated June 4, 2019

Registration Statement No. 333-224701

Relating to

Preliminary Prospectus Supplement Dated June 4, 2019 to

Prospectus dated May 7, 2018

Federal Realty Investment Trust

3.20% Notes due 2029

Term Sheet dated June 4, 2019

Issuer:	Federal Realty Investment Trust

Security:	3.20% Notes due 2029 (the “Notes”)

Expected Ratings*:	A3 / A-
(Moody’s / S&P)

Aggregate Principal Amount:	$300,000,000

Trade Date:	June 4, 2019

Settlement Date:	June 7, 2019 (T+3)

Maturity Date:	June 15, 2029

Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2019

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Price/Yield:	102-9 / 2.119%

Spread to Benchmark Treasury:	+110 basis points

Re-Offer Yield:	3.219%

Coupon (Interest Rate):	3.20% per year (interest on the Notes will accrue from June 7, 2019)

Price to Public:	99.838% of the principal amount

Redemption Provision:	At any time before March 15, 2029, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after March 15, 2029, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	313747 AZ0 / US313747AZ04

Joint Book-Running Managers:	BofA Securities, Inc.
Jefferies LLC
U.S. Bancorp Investments, Inc.
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect delivery of the Notes will be made against payment therefor on or about June 7, 2019, which is the third business day following the pricing of the Notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required by virtue of the fact that the Notes will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Jefferies LLC toll free at 1-877-877-0696 or (iii) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.